EXHIBIT 12.1

MGE Energy, Inc.

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2009

(In thousands)

Earnings
Net income	$50,997
Equity earnings	(8,157)
Income distribution from equity investees	6,285
Federal and state income taxes	28,170
Amortization of capitalized interest	102
Interest capitalized	(3,351)
Fixed charges	20,693
Total Earnings as Defined	$94,739

Fixed Charges
Interest expense on long-term debt and other	$13,047
Interest on rentals*	3,554
AFUDC - borrowed funds	194
Capitalized interest	3,351
Amortization of debt issuance costs	547
Total Fixed Charges	$20,693

Ratio of Earnings to Fixed Charges	4.58x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.